Exhibit 99.1
TeliaSonera Signs European Framework To
Increase Safety for Children Using Mobile Phones

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 6, 2007--In the continuous effort to increase the safe use of mobile phones, TeliaSonera (Nasdaq:TLSN) (LSE:TEE) (HEX:TLS1V) (STO:TLSN) today signed a European Framework for Safer Mobile Use by Younger Teenagers and Children. The principles in the Framework cover access control mechanisms for parents, awareness raising and education, classification of content as well as working to find ways to remove illegal content. Signatories will implement the Framework through self-regulation at national level. The target for agreement of national codes is February 2008.

"We are pleased to be part of an industry that takes actions in this field. By signing this Framework we increase our efforts to create a safer environment for children using mobile phones", said Kenneth Karlberg, President TeliaSonera Mobility Services.

TeliaSonera is constantly working with parents and other stakeholders to improve safer use of mobile phones. TeliaSonera's Norwegian subsidiary Netcom, as well as Telia in Sweden and Telia in Denmark, have issued parental guides with advice to parents on the issue of children's use of mobile phones. TeliaSonera is also working closely with law enforcement agencies and other bodies to combat child pornography on the Internet. The European Framework offers a platform to further address the issue of children and mobile safety.

"The Framework is setting ambitious principles for the EU-wide mobile industry. TeliaSonera are signing up to these principles which will be implemented in all our fully owned companies. We hope many other mobile operators in our markets also will join", Kenneth Karlberg said.

The Framework, endorsed by 17 signatories representing operators and content providers, took place on the Safer Internet Day in Brussels in the presence of the European Commissioner for the Information Society Viviane Reding.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera AB
Birgitta Grafstrom, (0)8-713 58 30
Communications Manager Mobility Services TeliaSonera AB